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                               December 14, 2020

       Harry Simeonidis
       Chief Executive Officer and President
       GBS Inc.
       708 Third Avenue, 6th Floor
       New York, New York 10017

                                                        Re: GBS Inc.
                                                            Amendment No. 10 to
Registration Statement on Form S-1
                                                            Filed December 8,
2020
                                                            File No. 333-232557

       Dear Mr. Simeonidis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2020 letter.

       Amendment No. 10 to Registration Statement of Form S-1 filed December 8, 2020

       General

   1. Exhibit 4.6 stipulates that an investor must submit to the exclusive jurisdiction of state and federal courts located
in the City of New York for all legal proceedings arising out of or relating to the common
stock warrant. Revise the disclosure in the section captioned "Risk
                                                        Factors" and in the
prospectus to make clear whether this provision applies to actions arising under the
Securities Act or the Exchange Act. We note that Section 27 of the
                                                        Exchange Act creates
exclusive federal jurisdiction over all suits brought to enforce any duty or liability
created by the Exchange Act or its rules and regulations and Section 22 of the Securities Act
creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any
duty or liability created by the Securities Act or its rules and
 Harry Simeonidis
GBS Inc.
December 14, 2020
Page 2
      regulations. If this provision applies to Securities Act claims, revise the disclosure in the prospectus to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If this provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the provision and the disclosure in the prospectus both state this clearly.
       You may contact Michael Fay at (202) 551-3812 or Brian Cascio at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameHarry Simeonidis
                                                            Division of
Corporation Finance
Comapany NameGBS Inc.
                                                            Office of
Manufacturing
December 14, 2020 Page 2
cc:       Ralph V. De Martino, Esq.
FirstName LastName